[redacted]

10027667

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RA 3/2

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Safra Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Hui (212) 704-7608
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name-if individual, state last, first, middle name)

2 World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

We, Michelle Hui and Carlos Bertaco, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Safra Securities Corporation (the "Company") for the year ended December 31, 2009 are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/25/10

Financial & Operations Principal   Date

2/25/10

Director   Date

State of New York
County of New York

Subscribed and sworn to
before me
this 25th day of Feb. 2010

Notary Public

KAREN DA-IN CHANG
Notary Public, State of New York
No. 01CH5004133
Qualified in Queens County
Certificate Filed in New York County
My Commission Expires Nov. 9, 2010

SAFRA SECURITIES CORPORATION
(SEC. I.D. No. 8-51935)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Safra Securities Corporation:

We have audited the accompanying statement of financial condition of Safra Securities Corporation (the "Company"), as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2010

SAFRA SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 48,584,299
Securities owned, at fair value	11,421,057
Due from clearing organization and other brokers	1,406,658
Advance receivable from employees	1,181,091
Tax receivable from affiliate	706,431
Other assets	723,036
TOTAL	$ 64,022,572

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliate	$ 1,169,834
Accrued bonuses	628,530
Accrued expenses and other liabilities	895,091
Total liabilities	2,693,455
STOCKHOLDER'S EQUITY:	
Common stock (10,000 shares authorized — at par value $0.01 per share; 1,000 shares outstanding)	10
Additional paid-in capital	28,401,845
Retained earnings	32,927,262
Total stockholder's equity	61,329,117
TOTAL	$ 64,022,572

See notes to statement of financial condition

1. ORGANIZATION AND NATURE OF OPERATIONS

Safra Securities Corporation ("the Company") was incorporated in Delaware on May 3, 1999. The Company is a fully disclosed broker/dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business includes providing foreign and domestic securities brokerage services to its customers. The Company also conducts proprietary trading primarily and investments in Latin American emerging market securities and certain alternative investments.

The Company has executed a Proprietary Accounts of Introducing Brokers (PAIB) Agreement with its clearing broker, Pershing LLC ("Pershing"), a United States registered broker-dealer. The Company clears all transactions on a fully disclosed basis through Pershing for all U.S. securities. Pershing takes custody of the funds or securities of the Company's customers. In the event that customers of the Company fail to perform on their obligations, such obligations are the responsibility of the Company. The Company has a cash security deposit of $100,392 with Pershing at December 31, 2009. The Company settles foreign securities on an omnibus account with an affiliated broker dealer which is registered with the Brazilian Securities Commission.

The Company was a wholly owned subsidiary of Safra New York Corporation ("SNYC") since March 29, 2005. On August 31, 2009, SNYC contributed 100% of the outstanding shares of the Company to Safra National Bank of New York (the "Bank"). Accordingly, the Company became a wholly owned subsidiary of the Bank.

The Company changed its corporate form to a limited liability company and will be treated as a pass through entity for income tax purposes, starting from January 1, 2010.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company maintains its accounts and prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles" or "GAAP"). The Company deconsolidated a variable interest entity effective August 31, 2009.

Use of Estimates in the Preparation of Statement of financial condition — The preparation of statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable based on the best available information. Actual results could be materially different from those estimates.

Variable Interest Entity— Under Financial Accounting Standards Board (FASB) Accounting Standards Codification ("ASC") 810, in general, a VIE is a corporation, partnership, limited liability companies, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of at risk equity owners that are unable to make significant decisions

about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. The Company reassesses its initial evaluation of an entity as a VIE and its initial determination of whether the firm is the primary beneficiary of a VIE upon the occurrence of certain reconsideration events.

Deconsolidation of a Variable Interest Entity — In accordance with ASC 810, formerly Financial Standards Board ("FASB') Interpretation Number 46 – Revised ("FIN 46R"), the Company previously consolidated Premium Strategies Fund Ltd. SAC – Meta Value Preferred Shares ("Meta"), in which the Company was determined to be the primary beneficiary.

Under ASC 810-10, the parent should derecognize the assets, liabilities, and equity components related to the subsidiary on loss of control. Any retained equity interest in the former subsidiary should be measured at fair value on the deconsolidation date. At August 31, 2009, the Company owned 16% of Meta and concluded it is no longer the primary beneficiary of Meta. Due to this determination, the Company deconsolidated Meta as of August 31, 2009.

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

Derivative Financial Instruments — From time to time, the Company uses derivative financial instruments, principally currency forwards, to economically hedge trading instruments, which are carried at fair value. Fair values for exchange-traded derivatives are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

The Company does not apply hedge accounting as defined in ASC 815, formerly FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*.

Fair values of foreign exchange forward contracts, if any, are included in securities owned, at fair value, in the statement of financial condition.

Trading and Principal Investments — Securities owned and securities sold, not yet purchased used in the Company's trading and investment activities are recorded at fair value in the statement of financial condition and the related unrealized gains and losses are reflected in trading and principal investments in the statement of income. Interest revenue and expense arising from securities used in trading activities are reflected in the statement of income as interest revenue or expense. Transactions in securities owned and securities sold, not yet purchased are recorded on a trade date basis.

Commissions — Commissions earned and expenses incurred related to customer transactions are recorded on a trade date basis.

Translation of Foreign Currencies — Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Income Taxes — The Company's results of operations are included in the SNYC's federal tax returns. Pursuant to a tax sharing agreement, the Company computes its income taxes on a separate company basis. The accrued federal income taxes and federal income taxes payable balances in the accompanying statement of financial condition include taxes reimbursable to or from the SNYC. State and local taxes are computed on a separate company basis and are payable to the relevant taxing authorities.

Deferred income taxes are provided for the temporary difference between the financial reporting basis and tax basis of the Company's assets and liabilities. Deferred taxes result principally from the net unrealized gains/losses of securities and certain accrued expenses which are currently not taxable/deductible for tax purposes, but have been recognized in the statement of financial condition.

Fair Value of Financial Instruments — Under ASC 820, formerly Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, which offers enhanced guidance for using fair value to measure assets and liabilities. It provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

It defines the fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions), are marked to offer prices. Fair value measurements do not include transaction costs. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three broad levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurements

Level 1 — inputs: unadjusted quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — inputs: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — inputs: unobservable inputs for the asset or liability rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

ASC 825, formerly SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. As a registered broker-dealer, securities owned and securities sold, not yet purchased, if any, are already recorded at fair value. The fair value of all other financial assets and liabilities, such as cash and cash equivalents, is considered to approximate the recorded value, due to the short-term nature of the financial instruments.

Recently Issued Accounting Pronouncements — In December 2007, the FASB issued ASC 810 formerly SFAS No. 160, Non-controlling Interests in Consolidated Statement of financial condition-an amendment of ARB No. 51 ("SFAS No. 160"). ASC 810 requires non-controlling interests in

subsidiaries (formerly known as "minority interests") initially to be measured at fair value and classified as a separate component of equity. Under ASC 810, gains or losses on sales of non-controlling interests in subsidiaries are not recognized; instead, sales of non-controlling interests are accounted for as equity transactions. However, in a sale of a subsidiary's shares that results in the deconsolidation of the subsidiary, a gain or loss is recognized for the difference between the proceeds of that sale and the carrying amount of the interest sold and a new fair value basis is established for any remaining ownership interest. ASC 810 is effective for the Company beginning in 2009; earlier application is prohibited. ASC 810 is required to be adopted prospectively, with the exception of certain presentation and disclosure requirements (e.g., reclassifying non-controlling interests to appear in equity), which are required to be adopted retrospectively. The adoption of ASC 810 did not have a material impact on the Company's statement of financial condition.

In January 2009, the FASB issued ASC 325-40 formerly FSP EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 ("FSP EITF 99-20-1"), which eliminates the requirement that the holder's best estimate of cash flows be based upon those that a "market participant" would use. ASC 325-40 was amended to require recognition of other-than-temporary impairment when it is "probable" that there has been an adverse change in the holder's best estimate of cash flows from the cash flows previously projected. This amendment aligns the impairment guidance under ASC 325-40, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continue to be Held by a Transferor in Securitized Financial Assets, with the guidance in ASC 325-40 retains and re-emphasizes the other-than-temporary impairment guidance and disclosures in pre-existing GAAP and SEC requirements. ASC 325-40 is effective for interim and annual reporting periods ending after December 15, 2008. ASC 325-40 did not have a material impact on the Company's statement of financial condition.

In May 2009, the FASB issued amended accounting principles related to subsequent events, which clarify the guidance regarding the disclosure of events occurring subsequent to the balance sheet date. These amended principles, which are now codified in ASC 855, do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the balance sheet date but before the statement of financial condition is issued) but require disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the statement of financial condition is required. For the year ended December 31, 2009, the Company evaluated subsequent events for the statement of financial condition. There were no subsequent events,

In June 2009, the FASB issued accounting guidance which changes the way entities account for securitizations and special-purpose entities. The accounting guidance amends the accounting for transfers of financial assets and will require additional disclosures about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to the transferred financial assets. It eliminates the concept of a qualifying special purpose entity and changes the requirements for derecognizing financial assets. The accounting guidance also amends the accounting for consolidation and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. The Company will adopt this accounting guidance on January 1, 2010 and does not anticipate any impact on the Company's statement of financial condition.

3. CASH AND CASH EQUIVALENTS

The Company maintains demand deposit accounts at the Bank and a depository institution and money market accounts at depository institutions of $199,232 and $48,385,067, respectively, at December 31, 2009.

4. RELATED-PARTY TRANSACTIONS

The Company functions as an introducing broker for the Bank.

The Company had demand deposit account at the Bank of $198,232 at December 31, 2009 which is included in cash and cash equivalents in the accompanying statement of financial condition. The Company had a due to affiliate to the Bank of $1,169,834 and a federal tax receivable from SNYC of $706,431 as of December 31, 2009.

5. FAIR VALUE MEASUREMENT

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 2 for a further discussion of this hierarchy.

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

	Financial Assets at Fair Value as of December 31, 2009 (on a Recurring Basis)			
	Level 1	Level 2	Level 3	Total
ASSETS:				
Securities owned, at fair value:				
Alternative investments - hedge funds	$	$ 10,559,040	$ 434,517	$ 10,993,557
Credit linked notes			427,500	427,500
Total securities owned at fair value	$	$ 10,559,040	$ 862,017	$ 11,421,057

6. INCOME TAXES

As of December 31, 2009, the Company had a deferred tax asset of $256,743, which is included in other assets in the accompanying statement of financial condition, primarily related to unrealized gains and losses of securities owned and accrued expenses.

Pursuant to a tax sharing agreement, the Company reimburses SNYC for all federal income taxes payable. As of December 31, 2009, the Company had a current federal tax receivable from SNYC of $706,431. The Company remits all payments to SNYC. The tax sharing agreement allocates current and deferred taxes to the members of the consolidated tax group as if each member were a separate tax payer. The Company believes the method for allocating income tax expense, pursuant to their tax-sharing agreement is systematic, rational, and consistent with the broad principles of ASC 740.

Income taxes are provided for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the statement of financial condition.

In July 2006, the Financial Accounting Standards Board ("FASB") issued ASC 740, formerly Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB

Statement No. 109. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's statement of financial condition and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

On December 30, 2008, the FASB issued ASC 740 formerly Interpretation FIN No. 48-3, which deferred the effective date of FIN 48 for certain nonpublic enterprises, including nonpublic not-for-profit organizations, to the annual statement of financial condition for fiscal years beginning after December 15, 2008. The Company adopted amended accounting principles related to the accounting for uncertainty in income taxes in accordance of ASC 740 as of January 1, 2009. The Company recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained upon examination by relevant taxing authorities based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition. The adoption of ASC 740 did not have a material impact on the Company's statement of financial condition.

Included in the balance of unrecognized tax benefits at December 31, 2009 is $290,000 of tax benefit that if recognized would affect the effective tax rate. This balance includes accrued interest of $106,000.

Accrued interest and penalties are included within the related tax liability line in the statement of financial condition.

The Company's unrecognized tax benefit consists of state and local exposures from certain filing positions taken. The Company believes that the positions taken will be more likely than not to be sustained upon examination by the relevant taxing authority based on the technical merits of the position. The Company believes that it is reasonably possible to decrease the entire unrecognized tax benefit in the coming year as a result of a lapse of statute of limitations and the conclusion of state and local examinations.

The Company is subject to taxation in the U.S. and state and local jurisdictions. As of December 31, 2009, the Company's tax years for 2005 through 2009 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2009, the Company is no longer subject to U.S. Federal, state and local examinations by tax authorities for years before 2004.

7. EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) profit sharing plan that covers all eligible employees of the Company who have attained the age and service requirements, as defined in the plan.

8. CONCENTRATION RISK

The Company has a concentration in excess of 25% of its total cash and cash equivalents in a money market account with a depository institution in the amount of $37,274,239 at December 31, 2009.

9. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company

do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, in general the Company's obligations would arise only if the clearing broker had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting clients of the clearing firm. Any potential contingent liability under these fully disclosed agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for this and believes that any potential requirement to make payment under this agreement is remote

10. NET CAPITAL REQUIREMENT

The Company is subject to the Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, the greater of $100,000 or 6-2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $46,797,600 which was $46,618,036 in excess of its required minimum net capital of $179,564. The Company's ratio of aggregate indebtedness to net capital was .06 to 1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2010

Safra Securities Corporation
546 Fifth Avenue
New York, NY 10036

In planning and performing our audits of the statement of financial condition of Safra Securities Corporation (the "Company"), as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010 and such report expressed an unqualified opinion on those statement of financial condition), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's statement of financial condition will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

The Board of Directors of Safra Securities Corporation
546 Fifth Avenue
New York, NY 10036

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Safra Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Safra Securities Corporation's compliance with the applicable instructions of the Form SIPC-7T. Safra Securities Corporation's management is responsible for the Safra Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with cleared checks that were made payable to SIPC, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers. No adjustments were noted.

4. Proved the arithmetical accuracy of the calculations reflected in SSC's "SIPC 2009 Assessment" and Form SIPC-7T, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2010